Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 16, 2016

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that the 2016 Annual General Meeting of Shareholders (the “Meeting”) of the Company will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, on Monday, May 16, 2016 at 10:00 am (Curaçao time), for the following purposes:

1.	To elect each of the following nominees to the Company’s Board of Directors (the “Board of Directors”) to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Eyal Ben-Chlouche, Roni Al Dor, Yacov Elinav, Uzi Netanel, Naamit Salomon and United International Trust N.V.
2.	To approve the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2015.
3.	To adopt the Company’s Consolidated Balance Sheets as of December 31, 2015 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.
4.	To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2015.
5.	To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2016 and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.
6.	To approve the distribution of a dividend by the Company in an amount of $0.20 per Common Share, or approximately $10 million in the aggregate, to be paid in cash on June 1, 2016 to all shareholders of record as of May 19, 2016.

We will also transact such other business and take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

The close of business on Thursday, April 7, 2016 has been fixed as the record date for the Meeting. All shareholders of record as of such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy card or voting instruction form as promptly as possible in the enclosed stamped envelope. In the alternative, shareholders who hold their shares in street name may may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com, if so indicated on their voting instruction form. An electronic copy of the proxy statement with respect to the Meeting is also available for viewing at http://www.sapiens.com/annual-meeting/proxy.

By Order of the Board of Directors

Roni Al Dor
Director, President and Chief Executive Officer

Curaçao

April 13, 2016

PROXY STATEMENT

_______________________________

Sapiens International Corporation N.V.

Landhuis Joonchi

Kaya Richard J. Beaujon z/n

Curaçao

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 16, 2016

This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors”) of Sapiens International Corporation N.V. (the “Company”) of proxies for use at the Company’s 2016 Annual General Meeting of Shareholders (the “Meeting”) to be held on Monday, May 16, 2016, and at any adjournment thereof, each to be held at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao. Business will be conducted at the Meeting in accordance with the procedures determined by the presiding officer and will generally be limited to matters promptly brought before the Meeting by, or at the request of, the Board of Directors or its Chairman.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	Re-election to our Board of Directors of each of Guy Bernstein, Eyal Ben-Chlouche, Roni Al Dor, Yacov Elinav, Uzi Netanel, Naamit Salomon and United International Trust N.V., each for a term expiring at our next annual general meeting of shareholders.

2.	Approval of the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2015.

3.	Adoption of the Company’s Consolidated Balance Sheets as of December 31, 2015 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

4.	Approval of the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2015.

5.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until our next annual general meeting of shareholders, and authorization of our Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

6.	Approval of the distribution of a dividend by the Company in an amount of $0.20 per Common Share, or approximately $10 million in the aggregate, to be paid in cash on June 1, 2016 to all shareholders of record as of May 19, 2016.

We will also transact such other business and take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

AVAILABILITY OF 2015 ANNUAL REPORT

The Company’s Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) will be available for inspection by shareholders at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao and at the Company’s offices at Azrieli Center, Harokmim 18 Holon, 588 5800 Israel . An electronic copy of the Annual Report is available on the Company’s website at www.sapiens.com/AnnualReports/. The Company’s Consolidated Balance Sheets as of December 31, 2015, and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2015, are included in the Annual Report.

VOTING PROCEDURE

Each shareholder of record of the common shares, par value one eurocent (€0.01) per share, of the Company (“Common Shares”) at the close of business on April 7, 2016 is entitled to notice of, and to vote at, the Meeting. Each Common Share held by a shareholder is entitled to one vote for each matter to be voted on at the Meeting. The Articles of Association of the Company state that no action may be taken at any general meeting of shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy. If a quorum is not present in person or represented by proxy at any such meeting, a second general meeting shall be called to be held within two months, at which the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved, but the Common Shares represented thereby are considered present for purposes of the quorum requirements.

Shares cannot be voted at the Meeting unless the owner of record is present in person or represented by proxy. The Company was incorporated in the Dutch Antilles, but in October 2010, following the dissolution of the Dutch Antilles, the Company became a resident of the Island of Curaçao. As required by the Company’s Articles of Association, general meetings of shareholders must be held in Curaçao. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your Common Shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://www.sapiens.com/annual-meeting/proxy and may complete and sign that proxy card (indicating the name of the record shareholder holding your Common Shares) and return it to the Company's Corporate Secretary via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner.

If your Common Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you own Common Shares that are traded through the Tel Aviv Stock Exchange (the “TASE”), you may only vote your shares in one of the following ways: (a) By mail, e-mail or fax: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on April 13, 2016 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via mail, as described in the instructions available on MAGNA, or via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942; (b) In person: attend the Meeting, where ballots will be provided. If you choose to vote in person at the Meeting, you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date; or (c) Via electronic voting: you may vote via the electronic voting system set up by the Israel Securities Authority for shareholder meetings of companies whose shares are listed on the TASE, via its MAGNA online platform, following a registration process, no later than six (6) hours before the time fixed for the Meeting.

Shareholders may revoke any proxy card or electronic vote prior to their exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting through the electronic voting system on a later date (in each case such later date must precede the date of the Meeting), or by voting in person at the Meeting.

A shareholder submitting a proxy via mail, e-mail or fax may revoke such proxy at any time prior to commencement of the Meeting by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy. In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Sapiens International Corporation N.V., Azrieli Center, Harokmim 18 Holon, 588 5800 Israel , Israel, Attention: Corporate Secretary. If it is not revoked, the shares represented will be voted in accordance with the proxy or other voting instruction.

Proxies for use at the Meeting are being solicited by the Company’s Board of Directors. The form of proxy is being mailed to shareholders and being posted on the following website— http://www.sapiens.com/annual-meeting/proxy— on or about April 13, 2016. The submission of completed, signed proxy cards via mail will be the primary means by which the Company expects to receive shareholders’ votes for the Meeting. Furthermore, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone or by other personal contacts. The Company will bear the cost of the solicitation of the proxies, including any postage, printing and handling charges related to mailing of physical copies of this Proxy Statement and/or proxy cards, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Common Shares.

On March 30, 2016, there were 48,928,931 Common Shares outstanding (which excludes 2,328,296 treasury shares), which, if remaining outstanding through the close of business on April 7, 2016 (the record date for the Meeting) will entitle the holders thereof to notice of, and to vote at, the Meeting.

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY CERTAIN BENEFICIAL OWNERS

           The following table shows information as of March 30, 2016, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Common Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 48,928,931 Common Shares outstanding as of March 30, 2016.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Sapiens International Corporation N.V., Azrieli Center, 26 Harukmim St., Holon, 5885800 Israel.

	Shares Beneficially Owned
Name and Address	Number		Percent (1)

5% Shareholders

Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	23,954,094	(2)	49.1%

Yelin Lapidot Holdings Management Ltd. (3) 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel	2,625,007		5.4%

Officers and Directors

Roni Al Dor	1,024,781	(4)	2.1%

All directors and executive officers as a group (7 persons, including Roni Al-Dor)(5) (6)	1,320,512		2.7%

(1)	For purposes of the above table, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the above table, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 30, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The number of Common Shares shown as owned by Formula Systems (1985) Ltd. (“Formula”) is based on information provided to the Company by Formula as of March 1, 2016. Also based on information provided to the Company, Asseco Poland S.A. (“Asseco”), the controlling shareholder of Formula, beneficially owned, as of March 30, 2016, 46.3% of the outstanding share capital of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 23,954,094 Common Shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland

(3)	Based on Amendment No. 3 to the Schedule 13G filed by Yelin Lapidot Holdings Management Ltd., Yair Lapidot and Dov Yelin on February 3, 2016 which presented ownership as of December 31, 2015. The Common Shares reported as owned by this shareholder are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (referred to as the Subsidiaries), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings. Messrs. Yelin and Lapidot each own 24.4% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Common Shares covered by that Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of the Common Shares covered by that Schedule 13G.

(4)	Includes options to purchase 308,932 Common Shares under our 2011 Incentive Plan at a weighted average exercise price of $6.07 per share expiring no later than May 2021, which are vested or will become vested within 60 days of March 30, 2015. Pursuant to a revocable voting proxy dated as of October 31, 2015, Mr. Al Dor shares voting power with Formula with respect to all Common Shares beneficially owned by him.

(5)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding Common Shares (including options to purchase Common Shares held by each such party that are vested or will vest within 60 days of March 30, 2016) and has therefore not been separately identified.

(6)	Includes options to purchase 460,598 Common Shares at exercise prices ranging from $2.70 to $9.93 per share, which are vested or will become vested within 60 days of March 30, 2016.

Proposal 1

RE-Election of Nominees to Serve on Board of Directors

Background

At the Meeting, the re-election to the Board of Directors of the Company of each of Guy Bernstein, Roni Al Dor, Eyal Ben-Chlouche, Yacov Elinav, Uzi Netanel, Naamit Salomon, and United International Trust N.V. for a term lasting until the next annual general meeting of shareholders of the Company, and until the election and qualification of his, her or its successor (or until his, her or its earlier death, resignation, retirement or removal, as applicable) will be proposed for approval by our shareholders.

Please consider the following information regarding the nominees:

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

Roni Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al Dor was one of the two founders of TTI Team Telecom International Ltd. (“TTI”), a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al Dor served as President of TTI. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel.  He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chlouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and serves as a director of Matrix IT Ltd. and Migdal Holding Ltd. Mr. Ben-Chlouche also serves on the Board of Directors of several other private companies. Mr. Ben-Chlouche also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chlouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chlouche is an independent director.

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010 Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd., and from 2010 until August 2015, served as Chairman of the Board of Directors of Golden Pages Ltd. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served has a director of the Company since March 2005. He has served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd., and as Chairman of Maccabi Group Holdings Ltd. from 2005 through 2011. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he servied as director of Gadot Biochemicals. Mr. Netanel also serves on the Board of Directors of Acme Trading, Scope Metals Ltd. (external director), Assuta Health Centers, and Maccabi Health Services. Mr. Netanel is an independent director.

United International Trust N.V. (“UIT”) is a corporate body duly established under the laws of the (former) Netherlands Antillies and validly existing under the laws of Curaçao.  It, or one of its predecessor entities, has provided the Company with corporate-related services since April 1990, including serving as the Company's transfer agent and registrar, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles.  In January 1, 2007, UIT was established by former shareholders of Intertrust (Curacao) N.V., including Mr. Gregory Elias, which subsequently operated under the names of MeesPierson Intertrust (Curacao) N.V. and Fortis Intertrust (Curacao) N.V.   Between 2005 and June 2009, Mr. Elias acted as a Supervisory Board Member of Banco di Caribe and currently acts as Of Counsel thereto. Mr. Elias also serves as special counsel to the Government of Curaçao, in international finance / tax matters. He holds board positions in several organizations of a social, economic, (e)-commercial and charitable nature. He was knighted Companion of the Order of Orange-Nassau in March 2011 for his numerous contributions to charity and community projects over the past 30 years. Mr Elias holds two Masters degrees in Law from the University of Amsterdam, the Netherlands.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)	“RESOLVED, that the re-election of Mr. Guy Bernstein as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(b)	“FURTHER RESOLVED, that the re-election of Mr. Roni Al Dor as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(c)	“FURTHER RESOLVED, that the re-election of Mr. Eyal Ben-Chlouche as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(d)	“FURTHER RESOLVED, that the re-election of Mr. Yacov Elinav as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(e)	“FURTHER RESOLVED, that the re-election of Mr. Uzi Netanel as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(f)	“FURTHER RESOLVED, that the re-election of Ms. Naamit Salomon as a director of Sapiens International Corporation N.V. until the next annual general meeting of shareholders and until the due election and qualification of her successor; be, and hereby is, approved in all respects”; and

(g)	“FURTHER RESOLVED, that the re-election of United International Trust N.V. as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of its successor, be, and hereby is, approved in all respects”.

Required Majority

A majority of the votes cast is required for the re-election of each nominee to the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR each nominee to the Board of Directors.

Proposal 2

Approval of Annual Report of Management

Background

At the Meeting, the Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2015 will be submitted to the shareholders pursuant to the laws of Curaçao.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2015 be, and the same hereby is, approved in all respects.”

Required Majority

A majority of the votes cast is required for the approval of the Board of Directors’ Annual Report.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Board of Directors’ Annual Report for the year ended December 31, 2015.

Proposal 3

Approval of 2015 Annual Financial Statements

Background

At the Meeting, the Company’s Consolidated Balance Sheets as of December 31, 2015 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2015 will be submitted to the shareholders pursuant to the laws of Curaçao and the Articles of Association of the Company that were adopted in conformity therewith.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the Company’s Consolidated Balance Sheets as of December 31, 2015 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2015 be, and the same hereby are, approved in all respects.”

Required Majority

A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Company’s financial results for the year ended December 31, 2015, as set forth in the Company’s financial statements.

Proposal 4

Discharge of Board of Directors

Background

At the Meeting, the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2015, will be submitted to the shareholders.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the Board of Directors be, and hereby is, discharged for the management of the affairs of the Company for the year ended December 31, 2015.”

Required Majority

A majority of the votes cast is required for the discharge of the Board of Directors for the management of the affairs of the Company.

Board Recommendation

The Board of Directors recommends a vote FOR the discharge of the Board of Directors for the management of the affairs of the Company.

Proposal 5

Appointment of Auditors

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer”), has been selected by the Board of Directors as our independent public accountants to audit the accounts of the Company for the year ending December 31, 2016. At the Meeting, the shareholders will be requested to approve that appointment, as well as to authorize the Board of Directors of the Company to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders”; and

“FURTHER RESOLVED, that the Company’s Board of Directors or its Audit Committee (upon delegation by the Board of Directors) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Majority

A majority of the votes cast is required for the approval of the appointment of Kost Forer as independent public accountants to audit the accounts of the Company for the year ending December 31, 2016 and to authorize the Board of Directors of the Company to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the appointment of Kost Forer and the authorization of the Board of Directors to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Proposal 6

Dividend Distribution

Background

At the Meeting, we will seek shareholder approval for the distribution of a dividend by the Company in an amount of $0.20 per Common Share, or approximately $10 million in the aggregate (the “Dividend”), to be paid in cash on June 1, 2016 to all shareholders of record as of May 19, 2016.

Under Article 17.3 of our Articles of Association, the Board of Directors may, at its discretion, adopt a resolution reserving the profits of the Company for distribution as a dividend to the Company’s shareholders. Actual distribution of such a dividend requires that the Board of Directors first recommend in writing to a general meeting of shareholders that such a distribution be made, and then that the general meeting of shareholders duly adopt a subsequent resolution confirming the recommendation of the Board of Directors.

Under Article 17.10 of our Articles of Association, distributions to our shareholders can only be made to the extent that the Company’s equity exceeds the nominal capital of the Company. The nominal capital of the Company is the number of shares of the Company issued and outstanding multiplied by the nominal value of such shares.

On March 27, 2016, the Board of Directors determined, based on calculations provided by our management, that the Company’s equity exceeds its nominal capital by an amount that exceeds the $10 million aggregate amount of the Dividend. The Board of Directors therefore resolved, subject to shareholder approval at the Meeting, to distribute the Dividend on June 1, 2016 to all shareholders of record as of May 19, 2016, subject to approval by the Company’s shareholders at the Meeting on May 16, 2016. If distribution of the Dividend is not approved by the Company’s shareholders at the Meeting, it will not be paid on June 1, 2016.

If the Dividend is approved at the Meeting and distributed to the Company’s shareholders, it may be subject to withholding tax under U.S. and/or Israeli law (as applicable) at varying rates of up to 28% or 30%, respectively (depending on the tax status of the shareholder and the certification provided by the shareholder in Form W-9 or Form W-8 of the U.S. Internal Revenue Service, or in instructions provided in a valid withholding certificate issued by the Israel Tax Authority, if and as applicable).

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the distribution by the Company of a cash dividend of $0.20 per Common Share, or approximately $10 million in the aggregate, to be paid in cash on June 1, 2016 to all shareholders of record of the Company as of May 19, 2016, be, and the same hereby is, approved in all respects.”

Required Majority

A majority of the votes cast is required for the approval of our distribution of the Dividend.

Board Recommendation

The Board of Directors recommends a vote FOR authorizing the Board of Directors to distribute the aforesaid Dividend.

Other Matters

The Board of Directors knows of no other matters to be presented at the Meeting. If any additional matter should be presented properly, it is intended that the form of proxy being made available to shareholders will be voted in accordance with the discretion of the persons named in the proxy.

Shareholders are urged to vote their proxies and/or to submit their voting instruction cards in accordance with the instructions provided in this Proxy Statement promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation. If the enclosed proxy or voting instruction card is properly executed and submitted in time for voting, or a voting authorization is otherwise submitted to a broker, trustee or nominee by other means, including via the internet (at www.proxyvote.com), and a choice is specified, the shares represented thereby will be voted as indicated by a shareholder. If no specification is made, the proxy or other voting authorization will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors

Roni Al Dor
Director, President and Chief Executive Officer

Curaçao

April 13, 2016